                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 10-SB/A

                                   AMENDMENT NO. 1

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                              OF SMALL BUSINESS ISSUERS
                            UNDER SECTION 12(b) OR (g) OF
                         THE SECURITIES EXCHANGE ACT OF 1934



                                 MGPX VENTURES, INC.
                    ______________________________________________
                    (Name of Small Business Issuer in its charter)

            Nevada                                        95-4067606
_______________________________                       ____________________
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                         Identification No.)


17337 Ventura Boulevard, Suite 224, Encino, California           91316
______________________________________________________         __________
        (Address of principal executive offices)               (Zip Code)

                                    (818) 981-7074
                                ______________________
                             (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered

           None                                               None
        __________                                         __________


Securities to be registered under Section 12(g) of the Act:

                             Common Stock, par value $.04
                            _____________________________
                                   (Title of class)

                                       CONTENTS

                                                                        PAGE
                                                                        ----
PART I

     Item 1.   Description of Business . . . . . . . . . . . . . . . . . .3
     Item 2.   Management's Discussion and Analysis or Plan
               of Operation. . . . . . . . . . . . . . . . . . . . . . . .5
     Item 3.   Description of Property . . . . . . . . . . . . . . . . . .7
     Item 4.   Security Ownership of Certain Beneficial Owners
               and Management. . . . . . . . . . . . . . . . . . . . . . .8
     Item 5.   Directors, Executive Officers, Promoters and
               Control Persons . . . . . . . . . . . . . . . . . . . . . .9
     Item 6.   Executive Compensation. . . . . . . . . . . . . . . . . . 11
     Item 7.   Certain Relationships and Related Transactions. . . . . . 12
     Item 8.   Description of Securities . . . . . . . . . . . . . . . . 13

PART II

     Item 1.   Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters . . . . . . . 15
     Item 2.   Legal Proceedings . . . . . . . . . . . . . . . . . . . . 16
     Item 3.   Changes in and Disagreements with Accountants . . . . . . 16
     Item 4    Recent Sales of Unregistered Securities . . . . . . . . . 16
     Item 5.   Indemnification of Directors and Officers . . . . . . . . 17

PART F/S       Index to Financial Statements . . . . . . . . . . . . . . 18

PART III

     Item 1.   Index to Exhibits . . . . . . . . . . . . . . . . . . . . 36
     Item 2.   Description of Exhibits . . . . . . . . . . . . . . . . . 37

SIGNATURES     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38

                              FORWARD LOOKING STATEMENTS

MGPX Ventures, Inc. (the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof or comparable terminology, are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, whether the Company will be able, in a timely manner, to identify appropriate acquisition or merger candidates, to negotiate satisfactory terms for an acquisition or merger, and to satisfy any regulatory, business, financing or other requirements and address other types of contingencies that may arise in connection with the acquisition or merger.

                                        PART I

ITEM 1.  DESCRIPTION OF BUSINESS

MGPX Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on August 7, 1986 under the name of Maple Enterprises, Inc. ("Maple"). On July 8, 1988, Maple acquired approximately 99% of the outstanding shares of Warner Technologies, Inc. ("Warner"), a privately held California corporation, in exchange for shares of common stock and stock options. On September 16, 1988, Warner merged into Maple, and the name of the surviving company was changed to Warner Technologies, Inc.

While doing business under the name of Warner Technologies, Inc., the Company provided energy efficiency products and services in three principal areas: (1) lighting retrofits, (2) electrical control systems for buildings, and (3) strategic energy planning services. These products and services were delivered to commercial, industrial, institutional and government buildings through contracts with building owners and managers, as well as directly to utilities for their customers' benefit. However, as a result of deregulation and other significant changes in the industry, the Company did not have sufficient capital resources to compete effectively within the electricity industry.

On February 16, 1998, the Company entered into an agreement (the "Agreement") to sell its operating business and substantially all of its net operating assets (the "Sale of Assets"), effective as of December 31, 1997, to Thomas S. Hathaway and Joseph A. Ferrari, who were then serving as the Company's President and Executive Vice President, respectively. See Note 3 to the financial statements on page 31 for a description of the net operating assets. The cash purchase price of $650,000 was established through negotiations between the outside members of the Company's Board of Directors and Messrs. Hathaway and Ferrari and was supported by: (i) a September 24, 1997 independent valuation by Singer Lewak Greenbaum & Goldstein LLP of the Company's net assets, using the capitalization of excess earnings - return on assets method of valuation, which established an estimated fair market value of $475,000; and (ii) a February 14, 1998 fairness opinion from The Mentor Group, Inc. ("TMG") to the Company's Board of Directors to the effect that, in the opinion of TMG, the terms of the Sale of Assets were fair to the shareholders of the Company from a financial point of view. On March 10, 1998, at the annual shareholders meeting of the Company, approximately 87% of the Company's outstanding voting equity (and approximately 82% of the outstanding voting equity held by persons other than Messrs. Hathaway and Ferrari) voted, in person or by proxy, to approve the Sale of Assets. Shareholders also voted to change the name of the Company from Warner Technologies, Inc. to MGPX Ventures, Inc. To the Company's best knowledge, there is no relationship between Messrs. Hathaway and Ferrari and any other shareholders of the Company. The Sale of Assets was completed on March 31, 1998. The Company received net proceeds of $585,000 from the sale after closing costs.

Pursuant to the Agreement, the Company also purchased from Messrs. Hathaway and Ferrari for $1,000 all of the shares of common stock of the Company ("Common Stock") owned by them (183,481 shares from Mr. Hathaway and 159,396 shares from Mr. Ferrari). In addition, under the Agreement, all of their options and option rights were canceled.

As a result of the sale of its assets, the Company is now a "shell" company with minimal operations. The Company's business plan is to identify and complete an acquisition, merger or other transaction that will enhance shareholder value. See Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation."

Under Nevada law, stockholder approval will not be required for the Company to make an acquisition of assets for cash or for stock, so long as the number of shares to be issued does not exceed the number currently authorized for issuance, as described in Part I, Item 8, "Description of Securities - Common Stock." Stockholder approval will be required for the Company to complete a merger with another entity unless all of the following conditions are satisfied:
(1) the Company will be the surviving corporation; (2) the Company's articles of incorporation following the merger will not differ from its articles of incorporation as existing prior to the merger; (3) each stockholder of the Company will hold the same number and type of shares after the merger as before;
(4) the number of shares of the Company that entitle their holders to vote unconditionally in elections of directors ("voting shares") which are outstanding after the merger, plus the number of voting shares that will be issued as a result of the merger, will not exceed by more than 20% the number of voting shares of the Company outstanding before the merger; and (5) the number of shares of the Company that entitle their holders to participate without limitation in distributions ("participating shares") which are outstanding after the merger, plus the number of participating shares that will be issued as a result of the merger, will not exceed by more than 20% the number of participating shares of the Company outstanding before the merger. Therefore, the particular terms of any agreement of merger that is negotiated will determine whether stockholder approval is required.

The Company is voluntarily filing this registration statement to become a reporting company under the Securities Exchange Act of 1934 because the Company believes that reporting company status may enhance the Company's desirability as a potential acquiror or potential merger candidate.

The Company currently does not have any full-time or part-time employees and does not intend to hire any employees until it completes an acquisition or merger. The Company's President and Chief Executive Officer serves as such on a part-time basis under the terms of a consulting agreement. The Company's Chairman and Chief Financial Officer serves as such on a part-time basis without compensation. See Part I, Item 6, "Executive Compensation."

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

As a "shell" company, the Company currently has no revenues from operations. The Company's operations prior to December 31, 1997 (the effective date of the sale of the Company's operating business as described in Part I, Item 1, above) are classified and reported as "discontinued operations" in the accompanying financial statements as of June 30, 1998 and for each of the two years in the period then ended.

The Company's business plan is to identify and complete an acquisition, merger or other transaction that will enhance shareholder value. The Company's President and Chairman are investigating potential business opportunities, as authorized by the Board of Directors. The Board has placed no limitations on the type of business or industry to consider. Currently, the Company has no plans, agreements, arrangements or understandings, written or oral, with respect to any acquisition, merger or similar transaction. No assurances can be given as to the Company's ability to identify and complete a transaction by any given date or as to the nature of the business or profitability of the Company if a transaction is completed. A proposed transaction could be subject to significant regulatory, business, financing and other contingencies and might require stockholder and other approvals. See Part I, Item 1, "Description of Business."

RESULTS OF OPERATIONS

The following is a limited discussion of the results of operations for the three months ended September 30, 1998, and of results of operations for the fiscal year ended June 30, 1998 compared to those for the fiscal year ended June 30, 1997. A comparison of the results of operations for the 1998 fiscal year are not directly comparable to results for the prior year periods because of the sale of substantially all of the Company's net operating assets effective December 31, 1997. The limited results of operations for the three months ended September 30, 1998 are described below, but no comparison has been made of the results of operations for that period to those for the prior year period because such a comparison would not be meaningful under the circumstances.

THREE MONTHS ENDED SEPTEMBER 30, 1998

During the quarter ended September 30, 1998, the Company continued to operate as a shell corporation. The Company incurred general and administrative expenses of $19,294 that were mainly comprised of a consulting fee of $12,510 paid to the Company's President and Chief Executive Officer. Interest income of $7,065 represents income earned during the quarter on the Company's cash and cash equivalents.

FISCAL 1998 COMPARED TO FISCAL 1997

CONTINUING OPERATIONS. During the last six months of the fiscal year ended June 30, 1998, when the Company was operating as a shell corporation, it incurred general and administrative expenses of $16,436. These expenses were mainly comprised of a consulting fee of $12,510 paid to the Company's

President and Chief Executive Officer. Income for the same period totaled $7,443, and was derived mainly from interest earned on the Company's cash and cash equivalents.

Management anticipates that while the Company operates as a shell corporation, it will incur expenses of approximately $7,500 per month.

Net loss per share for the fiscal year was $.17 from discontinued operations and $.01 from continuing operations, for a total net loss of $.18 per share, as compared to net income of $.01 per share in fiscal 1997.

DISCONTINUED OPERATIONS. Effective December 31, 1997, the Company sold substantially all of its net assets used in operations to management for $650,000. Net proceeds were approximately $585,000 after closing costs. As a condition of the transaction, management agreed to the cancellation of its stock options and the sale of their common shares to the Company for $1,000, representing more than a 25% reduction in beneficial control of common shares. As a result, the Company's operations through December 31, 1997 are reported as discontinued operations. The results from discontinued operations included total revenues of approximately $2,605,000 and $3,101,000 and net income (loss) of approximately $(497,000) and $28,000 for the years ended June 30, 1998 and 1997, respectively. Deferred tax assets were recorded as a result of the Company's operations. With the sale of the Company's assets to members of former management as of December 31, 1997, management of the Company determined that it was more likely than not that the tax assets would not be utilized in the future. Therefore, a full allowance of $515,058 was recorded and included in income from operations for the year ended June 30, 1998. The $207,572 gain on the sale of the assets was calculated by deducting the net assets sold of $377,428 from the net cash received of $585,000. See Note 7 to the financial statements on page 34.

LIQUIDITY

Working capital at September 30, 1998 was $509,082. The primary component of such working capital is the Company's cash and cash equivalents of $546,073, which management believes is sufficient to cover current operations for at least the next twelve months.

Depending on the success of the Company's efforts to locate a potential candidate for merger or acquisition, management believes that the Company's present working capital may need to be supplemented to support the operations of the merged or acquired company over the next 12 months. Additional working capital may be sought through additional debt or equity private placements, additional notes payable to banks or related parties (officers, directors or stockholders), or from industry-available funding sources at market rates of interest, or a combination of these. The ability to raise necessary financing will depend on many factors, including the nature and prospects of any business to be acquired and the economic and market conditions prevailing at the time financing is sought. No assurances can be given that any necessary financing can be obtained on terms favorable to the Company, or at all.

YEAR 2000 ISSUE

     The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. In addition, the Company will be required to assess the Y2K readiness of its potential acquisition and merger candidates and can give no assurance that all potential Y2K problems of such candidates will be identified and either corrected or avoided. If the Company, an acquired business or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

ITEM 3.  DESCRIPTION OF PROPERTY

In April 1998, the Company relocated its corporate office to 17337 Ventura Boulevard, Suite 224, Encino, CA 91316. Under the terms of a consulting agreement with the Company's President and Chief Executive Officer, Buddy Young, the office space is provided at no additional cost to the Company. The Company anticipates that this space will be adequate for its operations through the end of fiscal 1999.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of the Company's outstanding classes of preferred stock ("Preferred Stock") and Common Stock as of January 26, 1999, by each person known by the Company to own beneficially more than 5% of each class, by each of the Company's Directors and Named Executive Officers (as defined in Part I, Item 6) and by all Directors and Executive Officers of the Company as a group. Unless otherwise indicated below, to the Company's knowledge, all persons listed below have sole voting and investment power with respect to their shares of Preferred Stock and Common Stock except to the extent that authority is shared by spouses under applicable law.


                                   Number of                           Number of
       Name and Address            Preferred Shares(2)   Percentage    Common Shares         Percentage
     of Beneficial Owner(1)        Beneficially Owned      Owned(3)    Beneficially Owned    Owned(4)
     ----------------------        -------------------   -----------   ------------------    ----------

 Richard and Joann Small                   2,000            11.96%        24,000(5)            1.56%
 1416 Port Washington Avenue
 Ambler, PA 19002

 Mark S. Laventhal                         1,700            10.16%        20,400(6)            1.33%
 50 Rowes Wharf
 Boston, MA 02110

 Joan Gold                                 1,200             7.17%        14,400(7)             .94%
 1016 Ridgedale Drive
 Beverly Hills, CA 90210

 David Wilstein                            2,000            11.96%       198,654(8)           12.95%
 2080 Century Park East
 Los Angeles, CA 90067

 J.H. Tromp Meesters                         -0-               --        112,500               7.45%
 9430 Olympic Blvd.
 Beverly Hills, CA 90212

 Peter Schlesinger                         3,666            21.92%        43,992(9)            2.83%

 Buddy Young                                 -0-               --           -0-                  --

 Isaac Moss                                  -0-               --           -0-                  --

 Emanuel Batler                              -0-               --           -0-                  --

 Thomas S. Hathaway(10)                      -0-               --           -0-                  --
 11859 Wilshire Blvd., #500
 Los Angeles, CA 90025

 Directors and Executive                   3,666            21.92%        43,992(9)            2.83%
 Officers as a group (four persons)


_______________________
(1) Unless otherwise indicated, the address of each stockholder is 17337 Ventura Blvd., #224, Encino, CA 91316.

(2) Each share of Preferred Stock is convertible by the holder thereof into 12 shares of Common Stock. Each share of Preferred Stock is currently entitled to 36 votes. See Part I, Item 8, "Description of Securities -- Preferred Stock."

(3)  Based on a total of 16,792 shares of Preferred Stock outstanding.

(4) Based on a total of 1,509,865 shares of Common Stock outstanding, plus, for each individual stockholder named, that number of shares of Common Stock (if any) which such person has a right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(5) Includes 24,000 shares of Common Stock issuable upon conversion of Preferred Stock.

(6) Includes 20,400 shares of Common Stock issuable upon conversion of Preferred Stock.

(7) Includes 14,400 shares of Common Stock issuable upon conversion of Preferred Stock.

(8) Includes 24,000 shares of Common Stock issuable upon conversion of Preferred Stock.

(9) Includes 43,992 shares of Common Stock issuable upon conversion of Preferred Stock.

(10) Mr. Hathaway resigned as a Director and the President of the Company on March 31, 1998. Mr. Hathaway is included in the table as a Named Executive Officer. See Part I, Item 6.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the current Executive Officers and Directors of the Company:



Name                          Age            Position
----                          ---            --------
Peter Schlesinger             63             Chairman, Chief Financial
                                             Officer and Director

Buddy Young                   63             President, Chief Executive
                                             Officer, Secretary and Director

Isaac Moss                    46             Director

Emanuel Batler                73             Director


PETER SCHLESINGER has been a Director of the Company since December 1993 and became Chairman and Chief Financial Officer following the Sale of Assets on March 31, 1998. A Canadian citizen, Mr. Schlesinger attended McGill University and Columbia University, receiving a Bachelor of Commerce degree in 1962. He was a partner of a Canadian stockbrokerage firm, Annett Partners, for 10 years and manager of a Bermuda investment company, Tatra Ltd., since 1974. He was president of Halton Insurance, a Bermuda insurance company, listed on The Toronto Stock Exchange, from 1988 to 1994. For ten years he has also served as president of the Canadian Parkinson Disease Foundation.

BUDDY YOUNG has served as President, Chief Executive Officer, and a Director of the Company since March 31, 1998. Since August 1997, Mr. Young has also been engaged in a privately owned merger and acquisition business doing business under the name of Advantage Mergers and Acquisitions. In addition, since August 1998 Mr. Young has been the president and chief executive officer of Advanced Knowledge, Inc. ("AKI"), a Delaware corporation that produces and distributes workforce training videos. On January 7, 1999, AKI filed a registration statement under Section 12(g) of the Securities Exchange Act of 1934 to become a reporting company. There currently is no public market for AKI stock. During Mr. Young's career he has served in various executive capacities in the entertainment industry.
From 1992 until July 1996, Mr. Young served as President and Chief Executive Officer of Bexy Communications, Inc. ("Bexy"), a publicly held company whose stock traded on the OTC Bulletin Board. Bexy's core business was the production, financing and distribution of television programming. During his tenure at Bexy, Bexy produced and distributed a number of television programs including a two-hour special, "Heartstoppers . . . Horror at the Movies," hosted by George Hamilton, and a 26 episode half-hour television series entitled, "Feelin' Great," hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was President, Chief Executive Officer and a Director of Color Systems Technology, Inc., a publicly held company whose stock traded on the American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for
MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. For the past twenty-five years Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

ISAAC MOSS has been a Director of the Company since November 1998. For the past eleven years, Mr. Moss has specialized in providing advisory services, initially as an independent consultant and since 1991 under the auspices of Securities Trading Services Inc. of Geneva, Switzerland, to small and medium cap emerging growth companies in the telecommunications, chemicals, computers, motion pictures, resource, hospitality and technology industries. Since 1994, Mr. Moss has been a consultant to the Elephant and Castle Group of Companies, a Nasdaq listed company which owns and operates a chain of English pub-style restaurants and the Rainforest Cafes in Canada and the United States. From 1993 to 1996, Mr. Moss served as Chairman of Kemgas Ltd. of France, which developed and commercialized environmental technology for the industrial gas and speciality chemical industries. From 1991 to 1995, Mr. Moss served as a director, consultant and turnaround adviser of Cycomm International Inc., an American Stock Exchange listed company developing secure wireless and satellite communications technology. Since 1997, Mr. Moss has been a consultant to Kafus Environmental Industries Ltd., an American Stock Exchange listed Canadian corporation which is a low cost producer of products made entirely from post consumer and industrial waste materials. Since 1998, Mr. Moss has been a consultant to DBS Industries of California, which has been licensed to launch and operate a data messaging system from six low level earth orbiting satellites. Since 1991, Mr. Moss has also been a director of Resource Finance & Investment Ltd. of Hamilton, Bermuda.

EMANUEL BATLER has been a Director of the Company since December 1998. From 1960 to 1969, Mr. Batler was vice-president of Philips Electronics Industries Ltd., the Canadian division of the Dutch-based Philips Company, with responsibility for marketing as well as for corporate mergers and acquisitions. Subsequently, he founded and was president of Glentech Investments, a venture capital company active in both the United States and Canada. After negotiating the sale of this business, Mr. Batler was active from 1974 to 1995 in the commodity futures business, managing firms in Toronto, Hong Kong and Chicago. Since 1970, Mr. Batler has also been chairman of the board of Eclectic Management Sciences, Ltd., a private holding company that controls several operating businesses.

Officers of the Company are elected by the Board of Directors and hold office until their successors are chosen and qualified, until their death or until they resign or have been removed from office. All corporate officers serve at the discretion of the Board of Directors. There are no family relationships between any Director or Executive Officer of the Company and any other Director or Executive Officer of the Company.

Directors of the Company hold office until the next annual stockholders meeting, until successors are elected and qualified or until their earlier resignation or removal.

ITEM 6.  EXECUTIVE COMPENSATION

     The tables and discussion below set forth information about the compensation awarded to, earned by or paid to each of the Company's Chief Executive Officers (the "Named Executive Officers") during the fiscal years ended June 30, 1998, 1997 and 1996. No Executive Officer of the Company received total annual salary and bonus in excess of $100,000 during the fiscal year ended June 30, 1998.

SUMMARY COMPENSATION TABLE



                                                                  LONG TERM
                                                                COMPENSATION
                                                                ------------
                                       ANNUAL COMPENSATION         SHARES
                              FISCAL   -------------------       UNDERLYING
 NAME AND PRINCIPAL POSITION   YEAR     SALARY       BONUS         OPTIONS
 ---------------------------  ------    ------       -----      ------------

 Thomas S. Hathaway(1) . .     1998    $ 60,000          --            --
  President, Chief Executive   1997    $114,800     $15,356        50,000
  Officer, Secretary &         1996    $ 90,000          --       100,000
  Director

 Buddy Young . . . . . . .     1998    $ 12,510          --            --
  President, Chief             1997          --          --            --
  Executive Officer & Director 1996          --          --            --

________________________

(1) Mr. Hathaway resigned from all of his positions with the Company on March 31, 1998, at which time all of his stock options were canceled.


EMPLOYMENT AND CONSULTING AGREEMENTS

The Company currently has no employment agreements with its Executive Officers. On March 24, 1998, the Company entered into a consulting agreement with Mr. Young. Under the terms of the agreement, Mr. Young serves as the President and Chief Executive Officer and a Director of the Company and is paid a monthly fee of $4,170.

OPTION/SAR GRANTS IN FISCAL YEAR ENDED JUNE 30, 1998

The Company did not grant any options or stock appreciation rights during the most recent completed fiscal year.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

No options or stock appreciation rights were exercised during the fiscal year ended June 30, 1998, and no options or stock appreciation rights were outstanding at the end of such year. All previously outstanding options were canceled on March 31, 1998.

COMPENSATION OF DIRECTORS

Outside Directors of the Company are paid $150 for their attendance at each meeting of the Board of Directors. Directors who are also officers of the Company receive no additional compensation for their service as a Director.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 28, 1998, the Company entered into a consulting agreement with Mr. Young. Under the terms of the agreement, Mr. Young serves as the President and Chief Executive Officer and as a Director of the Company, and he is paid a monthly fee of $4,170.

As described more fully under Part I, Item 1, on February 16, 1998, the Company entered into an Agreement for Sale of Assets, effective as of December 31, 1997, to Messrs. Hathaway and Ferrari, who were then serving as the Company's President and Executive Vice President, respectively. See Note 3 to the financial statements on page 31 for a description of the net operating assets sold. The cash purchase price of $650,000 was established through negotiations between the Company's outside directors and Messrs. Hathaway and Ferrari and was supported by an independent valuation of the net assets by Singer Lewak Greenbaum & Goldstein and a fairness opinion from The Mentor Group, Inc. On March 10, 1998, the Company's stockholders voted to approve the sale and to change the name of the Company to MGPX Ventures, Inc. The Sale of Assets was completed on March 31, 1998. The Company received net proceeds of $585,000 from the sale after closing costs. Pursuant to the Agreement, the Company also purchased from Messrs. Hathaway and Ferrari for $1,000 all of the shares of Common Stock of the Company owned by them (183,481 shares from Mr. Hathaway and 159,396 shares from Mr. Ferrari). In addition, under the Agreement, all of their options and option rights were canceled.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's certificate of incorporation provides for the authorization of 12,375,000 shares of Common Stock, $.04 par value per share. As of January 26, 1999, 1,509,865 shares of Common Stock were issued and outstanding, all of which are fully-paid and non-assessable.

Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders, and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of the business of the Company, after payment of all liabilities and payment of preferential amounts to the holders of Preferred Stock, the shares of Common Stock are entitled to share equally in the Company's remaining assets. Pursuant to the Company's articles of incorporation, no stockholder of the Company has any preemptive rights to subscribe for securities of the Company. The Common Stock is not subject to redemption.

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. No dividends are payable to holders of Common Stock until all dividends due on Preferred Stock have been paid. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

PREFERRED STOCK

The Company's certificate of incorporation provides for the authorization of 125,000 shares of Preferred Stock, $.04 par value per share, with such rights, preferences and privileges as may be determined by the Board of Directors. Therefore, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences or privileges for such Preferred Stock which could adversely affect the voting power or other rights of the holders of Common Stock.

The Board of Directors has designated for issuance up to 50,000 shares of Series B Preferred Stock. As of January 26, 1999, 16,792 shares of Series B Preferred Stock were issued and outstanding, all of which were fully-paid and non-assessable. Currently, the Board of Directors has no plans or arrangements for the issuance of any additional shares of Preferred Stock. Such shares could, under certain circumstances, be issued as a method of discouraging, delaying or preventing a change in control of the Company, and the issuance of such shares could prevent holders of the Company's Common Stock from receiving a premium for their shares from a potential third-party acquiror.

Holders of Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of legally available funds, a cumulative 6% per annum dividend payable quarterly. Such dividends accrue and are cumulative whether or not such dividends are paid. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters." The Series B Preferred Stock is not subject to redemption.

Holders of Series B Preferred Stock have no voting rights unless the Company fails to make two consecutive quarterly dividend payments. In such event, holders of Series B Preferred Stock are entitled to vote as a class with holders of the Common Stock, with 36 votes for each share of Series B Preferred Stock they hold, and are entitled to cumulative voting for the election of directors. These rights are currently available to holders of Series B Preferred Stock because the Company has not made the required quarterly dividend payments since March 1997.

Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 12 shares of Common Stock. If any holder converts and dividends are accrued and unpaid on the date of conversion, the Company is required to pay such dividends within 60 days. Each share of Series B Preferred Stock is convertible into 12 shares of Common Stock at the option of the Company at any time after December 31, 1994 if, during any ten consecutive business day period, the closing bid price of the Common Stock is $4.00 per share or greater and all quarterly dividends prior to the date of conversion have been paid.

In the event of any liquidation, dissolution or winding up of the Company, each share of Series B Preferred Stock shall be entitled to receive from the assets of the Company a cash liquidation preference equal to the stated value per share of $30 and a further preferential amount in cash equal to all unpaid accrued cumulative dividends. No cash liquidation preference will be payable to holders of Series B Preferred Stock if the Company completes a merger with another corporation, so long as the holders of Series B Preferred Stock are given the right to receive upon conversion of their preferred shares the same number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from the merger, which the holders would have been entitled to receive in the merger had they converted their preferred shares into Common Stock just prior to the merger.

Only the Company's class of Common Stock, and not its class of Preferred Stock, is subject to this registration statement under the Securities Exchange Act of 1934.

TRANSFER AGENT

The Company's transfer agent is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Second Floor, Glendale, California 91204, Contact: Mr. William Garza,
Telephone: (818) 502-1404.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's Common Stock is traded over-the-counter on the OTC Bulletin Board system under the symbol MGPV. Only a limited market exists for the trading of the Company's Common Stock.

Of the 1,509,865 shares of Common Stock outstanding at January 26, 1999, 1,046,731 are freely tradable and the remaining 463,134 shares are restricted securities under the Securities Act of 1933 and qualify for trading pursuant to Rule 144 of the Securities and Exchange Commission. The 16,792 outstanding shares of Series B Preferred Stock are convertible by the holders thereof into a total of 201,504 shares of Common Stock, which are also restricted securities and qualify for trading pursuant to Rule 144. The Company currently has no other securities outstanding which are convertible into or exercisable for the purchase of Common Stock.

The table below sets forth the high and low trading prices of the Company's Common Stock for each quarter shown, as provided by the Nasdaq Trading and Market Services Research Unit. Quotations of the Company's Common Stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                             HIGH      LOW
                                             ----      ---
     Fiscal 1997
     -----------
     Quarter ended September 30, 1996        --No Trades Reported--
     Quarter ended December 31, 1996         0.61      0.25
     Quarter ended March 31, 1997            0.81      0.51
     Quarter ended June 30, 1997             0.75      0.51

     Fiscal 1998
     -----------
     Quarter ended September 30, 1997        0.5625    0.20
     Quarter ended December 31, 1997         0.125     0.125
     Quarter ended March 31, 1998            0.16      0.15
     Quarter ended June 30, 1998             0.50      0.04

     Fiscal 1999
     -----------
     Quarter ended September 30, 1998        0.50      0.05
     Quarter ended December 31, 1998         0.15      0.05


HOLDERS

The approximate number of holders of record of the Company's Common Stock as of January 26, 1999 was 122. The number of holders of record of the Company's Series B Preferred Stock as of January 26, 1999 was 17.

DIVIDENDS

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its Common Stock and does not anticipate that it will pay dividends in the foreseeable future. No dividends are payable to holders of Common Stock until all dividends due on Preferred Stock have been paid.

Holders of Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of legally available funds, a cumulative 6% per annum dividend payable quarterly. Such dividends accrue and are cumulative whether or not such dividends are paid. As of September 30, 1998, $52,896 had been accrued for dividends payable on Series B Preferred Stock.

ITEM 2.  LEGAL PROCEEDINGS

As of the date hereof, the Company is not a party to any material legal proceedings, and none are known to be contemplated against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Except as otherwise indicated, the Company believes that each of the transactions described in the table below was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) as a transaction not involving any public offering. In each case, the number of investors was limited, the investors were either accredited or otherwise qualified and had access to material information about the Company, and restrictions were placed on the resale of the securities sold.


Date      Title               Amount    Consideration  Recipient(s)
----      -----               ------    -------------  ------------
10/95     Options to buy      225,000   Services       Officer of
          Common Stock        options   rendered       the Company

12/95     Options to buy      11,911    Services       Employees and
          Common Stock        options   rendered       a consultant of
                                                       the Company

6/96      Options to buy      1,527     Services       Employee of
          Common Stock        options   rendered       the Company

11/96 to  Options to buy      300,000   Services       Officers of
   1/97   Common Stock        options   rendered       the Company


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes ("NRS") provides that a corporation may indemnify any director or officer against expenses (including attorneys' fees), judgments, fines and settlements arising in connection with a legal proceeding to which such a person is a party, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Unless the person is successful upon the merits in such an action, indemnification may be awarded only after a determination is made by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and must not have been adjudged liable for negligence or misconduct.

Section 78.751 also provides that indemnification pursuant to its provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, except that indemnification (unless ordered by a court) may not be made to any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

Article V of the Company's by-laws provide that the Company shall indemnify any director or officer against expenses (including attorneys' fees), judgments, penalties, fines and settlements arising in connection with a legal proceeding to which such a person is a party to the fullest extent permitted by the laws of Nevada as they may exist from time to time.

In addition, Article Eleven of the Company's articles of incorporation provides that no director or officer of the Company shall be liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts of omission which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes (regarding unlawful distributions to stockholders).

Under NRS Section 78.752 and Article V of the Company's by-laws, the Company may purchase and maintain insurance for directors and officers. The Company purchased a three-year policy effective February 1, 1998, which insures the Company's directors and officers against certain liabilities, including liabilities under the federal securities laws.

                                       PART F/S

                            INDEX TO FINANCIAL STATEMENTS

                                                                   Page
                                                                   ----

Index to Unaudited Financial Statements included in this registration statement:

     Balance Sheet as of June 30, 1998 and September 30, 1998. . . .19
     Statements of Operations for the Three Months Ended
     September 30, 1998 and 1997 . . . . . . . . . . . . . . . . . .20
     Statements of Cash Flows for the Three Months Ended
     September 30, 1998 and 1997 . . . . . . . . . . . . . . . . . .21
     Notes to Financial Statements . . . . . . . . . . . . . . . . .22

Index to Audited Financial Statements included in this registration statement:

     Report of Independent Certified Public Accountants. . . . . . .24
     Balance Sheet as of June 30, 1998 . . . . . . . . . . . . . . .25
     Statements of Operations for the Years Ended June 30, 1998
     and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . .26
     Statements of Shareholders' Equity for the Years Ended
     June 30, 1998 and 1997. . . . . . . . . . . . . . . . . . . . .27
     Statements of Cash Flows for the Years Ended June 30, 1998
     and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . .28
     Notes to Financial Statements . . . . . . . . . . . . . . . . .29

                                                           MGPX VENTURES, INC.
                                                                 BALANCE SHEET
                              JUNE 30, 1998 AND SEPTEMBER 30, 1998 (UNAUDITED)

-------------------------------------------------------------------------------


                                          ASSETS
                                                              June 30,      September 30,
                                                                1998            1998
                                                            ----------      --------------
                                                                             (unaudited)
CURRENT ASSETS
     Cash and cash equivalents                              $  559,102        $ 546,073
     Prepaid insurance                                          16,005           16,005
                                                            ----------        ---------

          TOTAL CURRENT ASSETS                              $  575,107        $ 562,078
                                                            ----------        ---------
                                                            ----------        ---------


                              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                       $      900        $     100
     Preferred stock dividends payable                          45,339           52,896
                                                            ----------        ---------

          Total current liabilities                             46,239           52,996
                                                            ----------        ---------
SHAREHOLDERS' EQUITY
     Convertible Preferred stock, Series B, $0.04 par value
          $30 per share liquidation preference and
          certain voting rights
               125,000 shares authorized
               16,792 shares issued and outstanding                672              672
     Common stock, $0.04 par value
          12,375,000 shares authorized
          1,509,865 shares issued and outstanding               60,395           60,395
     Additional paid-in capital                              2,168,399        2,168,399
     Accumulated deficit                                    (1,700,598)      (1,720,384)
                                                            ----------       ----------

     Total shareholders' equity                                528,868          509,082
                                                            ----------       ----------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $  575,107       $  562,078
                                                            ----------       ----------
                                                            ----------       ----------


     The accompanying notes are an integral part of these financial statements.

                                                           MGPX VENTURES, INC.
                                                      STATEMENTS OF OPERATIONS
            FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
------------------------------------------------------------------------------

                                                        Three Months Ended September 30,
                                                           1998               1997
                                                       -----------        -----------
                                                       (unaudited)        (unaudited)
GENERAL AND ADMINISTRATIVE EXPENSES                  $      19,294       $            -
                                                     -------------       --------------

LOSS FROM OPERATIONS                                       (19,294)                   -
                                                     -------------       --------------

OTHER INCOME
     Interest income                                         7,065                    -
                                                     -------------       --------------

NET LOSS FROM CONTINUING OPERATIONS                        (12,229)                   -
                                                     -------------       --------------

DISCONTINUED OPERATIONS
     Income from operations, net of provision
          for income taxes of $0 (unaudited)
          and $5,490 (unaudited)                                 -                7,900
                                                     -------------       --------------

                 NET INCOME (LOSS)                   $     (12,229)      $        7,900
                                                     -------------       --------------
                                                     -------------       --------------

BASIC EARNINGS (LOSS) PER SHARE
     From continuing operations                      $       (0.01)      $            -
                                                     -------------       --------------
                                                     -------------       --------------

WEIGHTED-AVERAGE SHARES OUTSTANDING                      1,509,865            1,872,241
                                                     -------------       --------------
                                                     -------------       --------------

   The accompanying notes are an integral part of these financial statements.

                                                           MGPX VENTURES, INC.
                                                      STATEMENTS OF CASH FLOWS
            FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
------------------------------------------------------------------------------

                                                            Three Months Ended September 30,
                                                                 1998               1997
                                                             -----------        -----------
                                                             (unaudited)        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss from continuing operations                    $   (12,229)        $        -
     Increase (decrease) in
          Accounts payable                                         (800)                 -
          Prepaids                                                    -                  -
                                                            -----------         ----------

Net cash used in continuing operating activities                (13,029)                 -
Net cash provided by discontinued operating activities                -            184,781
                                                            -----------         ----------

Net cash provided by (used in) operating activities             (13,029)           184,781
                                                            -----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in discontinued investing activities                    -            (32,317)
                                                            -----------         ----------

Net cash used in investing activities                                 -            (32,317)
                                                            -----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in discontinued financing activities                    -             (1,767)
                                                            -----------         ----------

Net cash used in financing activities                                 -             (1,767)
                                                            -----------         ----------

Net increase (decrease) in cash and cash equivalents            (13,029)           150,697

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  559,102              4,034
                                                            -----------         ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                    $   546,073       $    154,731
                                                            -----------         ----------
                                                            -----------         ----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Interest paid                                          $         -       $          -
                                                            -----------         ----------
                                                            -----------         ----------

     Income taxes paid                                      $         -       $          -
                                                            -----------         ----------
                                                            -----------         ----------

   The accompanying notes are an integral part of these financial statements.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                             SEPTEMBER 30, 1998
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

     Maple Enterprises, Inc. ("Maple") was incorporated under the laws of the State of Nevada on August 7, 1986. On July 8, 1988, Maple acquired approximately 99% of the outstanding shares of Warner Technologies, Inc. ("Warner"), a privately held California corporation, in exchange for shares of common stock and stock options. On September 16, 1988, Warner merged into Maple, and the name of the surviving company was changed to Warner Technologies, Inc. Warner Technologies, Inc. provided energy efficiency products and services in three principal areas: 1) turnkey lighting retrofits, 2) building automation & control systems, and 3) strategic energy planning services. These products and services were delivered to commercial, industrial, and institutional buildings through contracts with building owners and managers, as well as directly to utilities for their customers' benefit. Warner Technologies, Inc. was headquartered in Los Angeles and maintained regional offices in Boston and San Diego.

     Effective December 31, 1997, Warner Technologies, Inc. sold substantially all of its operations to Thomas S. Hathaway and Joseph A. Ferrari, who were then serving as President and Executive Vice President, respectively, of Warner Technologies, Inc. On March 31, 1998, Warner Technologies, Inc. was renamed MGPX Ventures, Inc. (the "Company"), and Messrs. Hathaway and Ferrari resigned from all of their positions with the Company.

     The Company is currently operating as a "shell" corporation, has minimal operations, and is headquartered in Encino, California. The Company is in the process of identifying potential merger and acquisition candidates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles for interim financial information and with Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation have been included. The financial statements should be read in conjunction with the audited financial statements and notes thereto included in this registration statement for the fiscal year ended June 30, 1998. The results of operations for the three months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1999.

     EARNINGS PER SHARE
     During the year ended June 30, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                             SEPTEMBER 30, 1998
-------------------------------------------------------------------------------


     common shares were dilutive. Diluted earnings per share are not presented for 1998 and 1997 because common stock equivalents are anti-dilutive.

     INCOME TAXES
     The Company accounts for income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required when it is less likely than not that the Company will be able to realize all or a portion of its deferred tax assets.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     The FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material impact, if any, on its financial position or results of operations.

     The FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires a company to report certain information about its operating segments including factors used to identify the reportable segments and types of products and services from which each reportable segment derives its revenues. The Company does not anticipate any material change in the manner that it reports its segment information under this new pronouncement.

                  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
MGPX Ventures, Inc.


We have audited the accompanying balance sheet of MGPX Ventures, Inc. as of June 30, 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGPX Ventures, Inc. as of June 30, 1998, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.


/s/ Singer Lewak Greenbaum & Goldstein LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
September 4, 1998

                                                            MGPX VENTURES, INC.
                                                                  BALANCE SHEET
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------


                            ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                    $     559,102
     Prepaid insurance                                                   16,005
                                                                  -------------

          TOTAL CURRENT ASSETS                                    $     575,107
                                                                  -------------
                                                                  -------------


            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                             $         900
     Preferred stock dividends payable                                   45,339
                                                                  -------------

          Total current liabilities                                      46,239
                                                                  -------------

SHAREHOLDERS' EQUITY
     Convertible Preferred stock, Series B, $0.04 par value
          $30 per share liquidation preference and certain
          voting rights
               125,000 shares authorized
               16,792 shares issued and outstanding                         672
     Common stock, $0.04 par value
          12,375,000 shares authorized
          1,509,865 shares issued and outstanding                        60,395
     Additional paid-in capital                                       2,168,399
     Accumulated deficit                                             (1,700,598)
                                                                  -------------

          Total shareholders' equity                                    528,868
                                                                  -------------

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $     575,107
                                                                  -------------
                                                                  -------------

  The accompanying notes are an integral part of these financial statements.

                                                           MGPX VENTURES, INC.
                                                      STATEMENTS OF OPERATIONS
                                                  FOR THE YEARS ENDED JUNE 30,
------------------------------------------------------------------------------


                                                                 1998           1997
                                                               ---------      ---------
GENERAL AND ADMINISTRATIVE EXPENSES                            $  16,436      $       -
                                                               ---------      ---------

LOSS FROM OPERATIONS                                             (16,436)             -
                                                               ---------      ---------

OTHER INCOME
     Interest income                                               6,443              -
     Miscellaneous income                                          1,000              -
                                                               ---------      ---------

       Total other income                                          7,443              -
                                                               ---------      ---------

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR
     INCOME TAXES                                                 (8,993)             -

PROVISION FOR INCOME TAXES                                           800              -
                                                               ---------      ---------

NET LOSS FROM CONTINUING OPERATIONS                               (9,793)             -
                                                               ---------      ---------

DISCONTINUED OPERATIONS
     Income from operations, net of provision for income
       taxes of $515,058 and $22,434                            (497,044)        28,065
     Gain on disposition of operations, net of provision
       for income taxes of $0                                    207,572              -
                                                               ---------      ---------

         Net income (loss) from discontinued operations         (289,472)        28,065
                                                               ---------      ---------

NET INCOME (LOSS)                                             $ (299,265)    $   28,065
                                                               ---------      ---------
                                                               ---------      ---------

BASIC EARNINGS (LOSS) PER SHARE
     From continuing operations                               $    (0.01)    $        -
     From discontinued operations                                  (0.17)          0.01
                                                               ---------      ---------

       TOTAL BASIC EARNINGS (LOSS) PER SHARE                  $    (0.18)         $0.01
                                                               ---------      ---------
                                                               ---------      ---------

WEIGHTED-AVERAGE SHARES OUTSTANDING                            1,692,542      1,876,408
                                                               ---------      ---------
                                                               ---------      ---------

  The accompanying notes are an integral part of these financial statements.

                                                           MGPX VENTURES, INC.
                                            STATEMENTS OF SHAREHOLDERS' EQUITY
                                                  FOR THE YEARS ENDED JUNE 30,
------------------------------------------------------------------------------

                        Preferred Stock                Common Stock
                  --------------------------    -------------------------
                                                                              Additional       Accumulated
                      Shares        Amount        Shares         Amount     Paid-in Capital       Deficit         Total
                  -------------  -----------    ----------    -----------   ---------------    ------------   ------------

 Balance,
 June 30, 1996           16,792   $      672     1,877,241    $    75,090    $   2,154,704     $ (1,368,946)  $   861,520


 Retirement of
 common stock                                       (5,000)          (200)             200                              -

 Cash dividends
 payable on
 Series B
 preferred
 stock                                                                                              (30,226)      (30,266)

 Net income                                                                                          28,065        28,065
                  -------------  -----------    ----------    -----------   ---------------    ------------   ------------

 Balance,
 June 30, 1997           16,792          672     1,872,241         74,890        2,154,904       (1,371,107)      859,359


 Cash dividends
 payable on
 Series B
 preferred
 stock                                                                                              (30,226)      (30,226)

 Purchase and
 cancellation
 of common
 stock in
 connection
 with the sale
 of operations                                    (362,376)       (14,495)          13,495                         (1,000)

 Net loss                                                                                          (299,265)     (299,265)
                  -------------  -----------    ----------    -----------   ---------------    ------------   ------------


 Balance,
 June 30, 1998           16,792   $      672     1,509,865    $    60,395    $   2,168,399     $ (1,700,598)  $   528,868
                  -------------  -----------    ----------    -----------   ---------------    ------------   ------------
                  -------------  -----------    ----------    -----------   ---------------    ------------   ------------

    The accompanying notes are an integral part of these financial statements.

                                                           MGPX VENTURES, INC.
                                                      STATEMENTS OF CASH FLOWS
                                                  FOR THE YEARS ENDED JUNE 30,
------------------------------------------------------------------------------



                                                            1998                    1997
                                                      ---------------          ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss from continuing operations              $       (9,793)          $            -
     Increase (decrease) in
          Accounts payable                                       900                        -
          Preferred stock dividend payable                         -                    7,556
          Prepaids                                           (16,005)                       -
                                                      ---------------          ---------------

Net cash provided by (used in) continuing
     operating activities                                    (24,898)                   7,556
Net cash provided by (used in) discontinued
     operating activities                                   (130,530)                 237,209
                                                      ---------------          ---------------

Net cash provided by (used in) operating activities         (155,428)                 244,765
                                                      ---------------          ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sale of assets, net of cash               650,000                        -
                                                      ---------------          ---------------

Net cash provided by continuing investing activities         650,000                        -
Net cash used in discontinued investing activities           (21,116)                 (41,217)
                                                      ---------------          ---------------

Net cash provided by (used in) investing activities          628,884                  (41,217)
                                                      ---------------          ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Repurchase of common stock                               (1,000)                       -
                                                      ---------------          ---------------

Net cash used in continuing financing activities              (1,000)                       -
Net cash provided by (used in) discontinued
     financing activities                                     82,612                 (208,385)
                                                      ---------------          ---------------

Net cash provided by (used in) financing activities           81,612                 (208,385)
                                                      ---------------          ---------------

Net increase (decrease) in cash and cash equivalents         555,068                   (4,837)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                   4,034                    8,871
                                                      ---------------          ---------------

CASH AND CASH EQUIVALENTS, END OF YEAR                $      559,102           $        4,034
                                                      ---------------          ---------------
                                                      ---------------          ---------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Interest paid                                    $            -           $        6,005
                                                      ---------------          ---------------
                                                      ---------------          ---------------

     Income taxes paid                                $            -           $        1,729
                                                      ---------------          ---------------
                                                      ---------------          ---------------

    The accompanying notes are an integral part of these financial statements.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

     Maple Enterprises, Inc. ("Maple") was incorporated under the laws of the State of Nevada on August 7, 1986. On July 8, 1988, Maple acquired approximately 99% of the outstanding shares of Warner Technologies, Inc. ("Warner"), a privately held California corporation, in exchange for shares of common stock and stock options. On September 16, 1988, Warner merged into Maple, and the name of the surviving company was changed to Warner Technologies, Inc. Warner Technologies, Inc. provided energy efficiency products and services in three principal areas: 1) turnkey lighting retrofits, 2) building automation & control systems, and 3) strategic energy planning services. These products and services were delivered to commercial, industrial, and institutional buildings through contracts with building owners and managers, as well as directly to utilities for their customers' benefit. Warner Technologies, Inc. was headquartered in Los Angeles and maintained regional offices in Boston and San Diego.

     As more fully described in Note 3, effective December 31, 1997, Warner Technologies, Inc. sold substantially all of its operations to Thomas S. Hathaway and Joseph A. Ferrari, who were then serving as President and Executive Vice President, respectively, of Warner Technologies, Inc. On March 31, 1998, Warner Technologies, Inc. was renamed MGPX Ventures, Inc. (the "Company"), and Messrs. Hathaway and Ferrari resigned from all of their positions with the Company.

     The Company is currently operating as a "shell" corporation, has minimal operations, and is headquartered in Encino, California. The Company is in the process of identifying potential merger and acquisition candidates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     EARNINGS PER SHARE
     During the year ended June 30, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings per share are not presented for 1998 and 1997 because common stock equivalents are anti-dilutive.

     INCOME TAXES
     The Company accounts for income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required when it is less likely than not that the Company will be able to realize all or a portion of its deferred tax assets.

     ESTIMATES
     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses included in the determination of net earnings from continuing operations and discontinued operations during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS
     Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation and relate primarily to the presentation of discontinued operations as more fully described in Note 3.

     CASH AND CASH EQUIVALENTS
     For purposes of the statements of cash flows the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     The FASB issued SFAS 130, "Reporting Comprehensive Income," which is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS 130 to have a material impact, if any, on its financial position or results of operations.

     The FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS 131 requires a company to report certain information about its operating segments including factors used to identify the reportable segments and types of products and services from which each reportable segment derives its revenues. The Company does not anticipate any material change in the manner that it reports its segment information under this new pronouncement.

                                                            MGPX VENTURES, INC.
                                                  NOTES TO FINANCIAL STATEMENTS
                                                                  JUNE 30, 1998
-------------------------------------------------------------------------------

NOTE 3 - DISPOSAL OF OPERATIONS

     Effective December 31, 1997, Warner Technologies, Inc. sold substantially all of its net assets used in operations to management for $650,000 in cash. Net proceeds were approximately $585,000 after closing costs. As a condition of the transaction, management agreed to the cancellation of its stock options and the sale of their common shares to the Company for $1,000, representing more than a 25% reduction in beneficial control of common shares. As a result, the Company's operations through December 31, 1997 are reported as discontinued operations. The results from discontinued operations included total revenues of approximately $2,605,000 and $3,101,000 and net income (loss) from operations of approximately $(497,000) and $28,000 for the years ended June 30, 1998 and 1997, respectively.

     Net assets sold to management and the resulting pretax gain were determined as follows:

          Current assets                                             $     1,071,562
          Property, plant, and equipment                                     103,170
          Other assets                                                         6,665
          Current liabilities                                               (788,563)
          Non-current liabilities                                            (15,406)
                                                                     ---------------
          Net assets sold                                                    377,428
          Less net cash received                                             585,000
                                                                     ---------------

               PRETAX GAIN ON SALE OF ASSETS                         $       207,572
                                                                     ---------------
                                                                     ---------------


NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION

     During the year ended June 30, 1998, cumulative unpaid dividends payable to the holders of the Series B Convertible Preferred Stock increased by $30,226.

     The Statement of Cash Flows for Discontinued Operations for the year ended June 30, 1998 is as follows:


          Discontinued Operating Activities
               Net loss from discontinued operations                       $(289,472)
          (Increase) decrease in
               Accounts receivable                                          (175,178)
               Inventory                                                      28,575
               Advances and prepaid expenses                                 (27,086)
               Costs on uncompleted contracts
                    in excess of related billings                             16,313
               Deferred income taxes                                         510,458
               Other assets                                                   (3,030)

                                                           MGPX VENTURES, INC.
                                                 NOTES TO FINANCIAL STATEMENTS
                                                                 JUNE 30, 1998
------------------------------------------------------------------------------

NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

          Increase (decrease) in
               Accounts payable                                              166,253
               Accrued expenses -- contracts                                 (24,132)
               Accrued expenses -- other                                     (16,829)
               Sales tax payable                                               3,156
               Billings on uncompleted contracts
                    in excess of related costs                               (43,388)
               Accrued warranty expense                                       (4,098)
                                                                            --------
               Net cash used in discontinued operating activities           (130,530)

          Discontinued Investing Activities
               Purchase of furniture and fixtures                            (21,116)
                                                                            --------

               Net cash used in discontinued investing activities            (21,116)

          Discontinued Financing Activities
               Borrowings on line of credit                                   61,000
               Increase in cash overdraft                                     33,883
               Payments on capitalized lease obligations                     (12,271)
                                                                            --------

               Net cash provided by discontinued financing activities         81,612


NOTE 5 - CONVERTIBLE PREFERRED STOCK

     On December 31, 1992, the Company issued 16,792 shares of Series B Convertible Preferred Stock at $30.00 per share and 100,752 Class B Warrants to purchase common stock at exercise prices between $3.00 and $5.00 per share in a private placement. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 12 shares of Common Stock. If any holder converts and dividends are accrued and unpaid on the date of conversion, the Company is required to pay such dividends within 60 days. The Company has the right to convert Series B Preferred shares into 12 shares of Common Stock after December 31, 1994, if the closing bid price of the common stock on any ten consecutive business days equals or exceeds $4.00 per share, and all quarterly dividends prior to the date of conversion have been paid.

     Series B holders are entitled to receive a cumulative 6% per annum dividend payable quarterly. Series B shares and Class B Warrants are restricted from trading in accordance with governing SEC rules and regulations. Series B shareholders are entitled to preference upon liquidation equal to the stated value of $30.00 per share plus any accrued but unpaid dividends up to the time of liquidation, but have no voting rights unless the Company fails to make two consecutive dividend payments. In that case, Series B holders would have

                                                           MGPX VENTURES, INC.
                                                 NOTES TO FINANCIAL STATEMENTS
                                                                 JUNE 30, 1998
------------------------------------------------------------------------------

     cumulative voting rights equal to three times the number of common shares into which their preferred shares may be converted.

     The Class B Warrants expired on December 31, 1995.

     By order of its Board of Directors, the Company deferred payment of the dividends payable for the quarters ended March 31, 1997 through June 30, 1998. At June 30, 1998, total cumulative unpaid dividends payable were $45,339.

NOTE 6 - STOCK OPTIONS

     From time to time, the Company may grant options to purchase common stock to employees, officers, directors, and consultants. The options generally have a two or three year exercise period, and have exercise prices set at or above the current market value of the common stock at the time the options are granted. The following table summarizes the Company's stock option transactions:


                                              Option            Exercise
                                              Shares             Prices
                                            -------------------------------
          Outstanding, June 30, 1996         942,232       $    0.25 - 2.72
               Granted                       300,000       $           0.50
               Expired/canceled             (677,964)      $    0.60 - 2.72
                                            ---------

          Outstanding, June 30, 1997         564,268       $    0.25 - 0.88
               Expired/canceled             (564,268)      $    0.25 - 0.88
                                            ---------

          OUTSTANDING, JUNE 30, 1998               -
                                            ---------
                                            ---------


     The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                                           MGPX VENTURES, INC.
                                                 NOTES TO FINANCIAL STATEMENTS
                                                                 JUNE 30, 1998
------------------------------------------------------------------------------

NOTE 6 - STOCK OPTIONS (CONTINUED)


                                                        For the Years Ended
                                                             June 30,
                                                        --------------------
                                                      1997                  1998
                                                      ----                  ----
          Net income (loss) as reported       $     (299,265)          $       28,065
          Net income (loss), pro forma        $     (299,265)          $       13,905
          Basic earnings (loss) per share
          as reported                         $        (0.18)          $         0.01
          Basic earnings (loss) per share,
          pro forma                           $        (0.18)          $         0.01


     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before June 30, 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended June 30, 1997: dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 6%; and expected life of 3 years. The weighted-average per share fair value of options granted during the year ended June 30, 1997 was $0.08, and the weighted-average exercise price of options granted during the year ended June 30, 1997 was $0.50.

     The pro forma amounts shown for the year ended June 30, 1998 are equivalent to the reported amounts because there were no stock options granted during the year.

NOTE 7 - INCOME TAXES

     Significant components of the provision for taxes based on income for the years ended June 30 are as follows:


                                                     1998                 1997
                                                  -----------        ------------
          Current
               Federal                            $        -         $         -
               State                                     800               2,217
                                                  -----------        ------------

                                                         800               2,217
                                                  -----------        ------------
          Deferred
               Federal                               502,740              20,217
               State                                  12,318                   -
                                                  -----------        ------------

                                                     515,058              20,217
                                                  -----------        ------------

                 PROVISION FOR INCOME TAXES       $  515,858          $   22,434
                                                  -----------        ------------
                                                  -----------        ------------

     The provision for income taxes is allocated as follows:

                                                         1998               1997
                                                  -------------       --------------
          Continuing operations                   $         800       $           -
          Discontinued operations                 $     515,058              22,434
                                                  -------------       --------------

               PROVISION FOR INCOME TAXES         $     515,858       $      22,434
                                                  -------------       --------------
                                                  -------------       --------------

     A reconciliation of the provision for (benefit from) income tax expense with the expected income tax computed by applying the federal statutory income tax rate to income before provision for income taxes for the years ended June 30 is as follows:



                                                           1998         1997
                                                        ----------  ------------
          Income tax provision computed at federal
               statutory tax rate                          34.0%       34.0%
          Change in deferred income tax valuation
               reserve                                    227.0           -
          State taxes, net of federal benefit               6.0         6.0
          Other                                             1.0         1.0
                                                        ----------  ------------

               TOTAL                                      268.0%       41.0%
                                                        ----------  ------------
                                                        ----------  ------------

     As of June 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $1,340,000 and $130,000, respectively, which expire through 2005 and 2011, respectively.

     Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of June 30, 1998 consisted of the following:

          Deferred tax assets (liabilities)
               Net operating loss carryforwards            $      469,654
               Other                                               (2,116)
                                                           --------------

                                                                  467,538
          Valuation allowance                                     467,538
                                                           --------------

                 NET DEFERRED TAX ASSET                    $            -
                                                           --------------
                                                           --------------


     During the year ended June 30, 1998, the Company utilized approximately $217,000 of its federal net operating loss carryforwards.

                                       PART III

ITEM 1.  INDEX TO EXHIBITS

The following documents are filed as exhibits to this registration statement:

     Exhibit
        No.    Document Description
     -------   --------------------

(2)  CHARTER AND BY-LAWS

     2.1       Articles of incorporation of the Company, as amended to date(1)

     2.2       By-laws of the Company(1)

(3)  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

     3.1       Facsimile of Common Stock certificate of the Company(1)

     3.2       Facsimile of Series B Preferred Stock certificate of the
               Company(1)

     3.3 Certificate of Determination of Series B Preferred Stock of the Company(1)

(6)  MATERIAL CONTRACTS

     6.1 Agreement for Sale and Purchase of Assets of a Business between the Company, as seller, and Thomas Hathaway and Joseph Ferrari, as buyers, dated February 16, 1998(1)

               Note: The following attachments to Exhibit 6.1 will be furnished supplementally to the Securities and Exchange Commission upon request:

               Exhibit "A"    Seller's Balance Sheet and Profit and Loss
                              Statement for the Twelve Months Ended June 30,
                              1997
               Exhibit "B"    Seller's Quarterly Report for the Three-Month and
                              Six-Month Period Ended December 31, 1997
               Exhibit "C"    Schedule of Liabilities and Obligations of Seller
               Exhibit "D"    Contracts, Agreements and Commitments As of
                              December 31, 1997
               Exhibit "E"    Lease of Real or Personal Property
               Exhibit "F"    No Change in Circumstances
               Exhibit "G"    General Release
               Exhibit "H"    Seller's Covenant Not to Compete
               Exhibit "I"    Litigation

     6.2 Consulting Agreement between the Company and Buddy Young, dated March 24, 1998 (1)

(27) FINANCIAL DATA SCHEDULE

     27.1      Financial Data Schedule(2)
_____________________
(1) Included as an exhibit with the original filing of this registration statement on October 16, 1998
(2)  Filed herewith

ITEM 2.  DESCRIPTION OF EXHIBITS

The Company has included as exhibits to this registration statement those documents described under exhibit numbers 2, 3 and 6 in Part III of Form 1-A and has labeled them accordingly in the Exhibits Index above. Other exhibits described in Part III of Form 1-A are not applicable. The Company has also included as an exhibit the Financial Data Schedule required by Item 601(b)(27) of Regulation S-B.

                                      SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 26, 1999                            MGPX VENTURES, INC.

                                               By: /s/ Buddy Young
                                                   ---------------------------
                                                   Buddy Young, President and
                                                   Chief Executive Officer